UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  March 2008

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release disclosing that Frontline Ltd. together with certain other persons have filed a Report on Schedule 13D with respect to their shareholdings in Overseas Shipholding Group, Inc.

Exhibit 1

FRO - Filing of Schedule 13D

Frontline Ltd. (the "Company" or "Frontline") (NYSE:FRO) announces that it has today filed a Schedule 13 D with the United States Securities and Exchange Commission reporting that the Company and companies indirectly controlled by Mr. John Fredriksen as of March 10, 2008 together held an aggregate of 1,628,300 shares in Overseas Shipholding Group, Inc. (“OSG”), corresponding to 5.2% ownership.

In addition to the above mentioned holding, Frontline has entered into a forward contract for 1,366,600 shares in OSG, corresponding to an additional 4.4% of the total outstanding shares in OSG. If Frontline should decide to take delivery of the shares under the forward contract, the Company and the group companies will control 9.6% ownership in OSG.

Frontline sees the investment in OSG as a good value. Frontline is making this investment together with its largest shareholder in order not to significantly reduce Frontline’s short and medium term dividend capacity. The joint investment also reflects the fact that only approximately 41% of OSG’s total fleet in terms of number of vessels is exposed to the market for crude oil transportation, which is Frontline’s core market.

Frontline and group companies view both these holdings as good financial value investments, but reserve the right to be in contact with management and other shareholders of OSG regarding alternatives that OSG could employ to enhance shareholder value.

March 20, 2008
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: March 20, 2008	By /s/ Inger M. Klemp
Inger M. Klemp Principal Financial Officer

SK 02089 0009 866455